Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2006

Mr. William A. Carter, MD
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

> **Re:** **Hemispherx Biopharma, Inc.**
> **Item 4.02(a) Form 8-K filed April 3, 2006**
> **File No. 001-13441**

Dear Dr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.02 (a) Form 8-K filed April 3, 2006</u>

1. Please revise your disclosure to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods.

2. Please revise your disclosure to clarify whether you "incorrectly applied" certain accounting principles with respect to your debentures and warrants issued between March 2003 and August 2005, or specify the "incorrect accounting principle" that you applied. If you applied an incorrect accounting principle, then

provide us with additional information regarding how you determined that an alternative principle(s) are more appropriate and specify whether the circumstances surrounding your restatement relate to a change in accounting principle.

3. Please revise your disclosure to specifically clarify which amended Forms 10-Q you intend to file, that is, whether you will file Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. Your current disclosure implies that you will also amend your Forms 10-Q for those same periods in fiscal 2004.

4. Please revise your disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

*   *   *   *

Please revise your filing and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please do not hesitate to call me at (202) 551-3657.

Sincerely,

Amy C. Bruckner
Staff Accountant